Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
Pricing Supplement
Dated October 17, 2014
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Stock-Linked Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Autocallable Yield Notes

- $250,000 Autocallable Yield Notes linked to a Reference Asset of three Reference Stocks (the common equity securities of British Petroleum p.l.c., Chevron Corporation and Total S.A.)
- 12 month term
- Annualized quarterly coupons of 12.00% per annum, to be paid in equal quarterly installments
- Contingent return of principal
- If the notes are not called and a Trigger Event occurs, the return on the notes is linked to the performance of the least performing Reference Stock, and you will lose all or a portion of your principal amount
- A Trigger Event will occur if one or more of the Reference Stocks has a Final Price that is less than its Trigger Price (which is 80% of the Initial Price)
- Callable quarterly on or after January 30, 2015 if the price of each Reference Stock is above its Initial Price
- All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $960 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$250,000	$2,500	$247,500

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
12-Month Autocallable Yield Notes



This pricing supplement relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of three common equity securities (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.

Principal Amount:	$1,000 per Note

Reference Stocks:	The common equity securities of the following Reference Stock Issuers:

Reference Stock Issuer	Ticker Symbol	Relevant Exchange[1]	Initial Price[2]
British Petroleum p.l.c.	BP	London Stock Exchange	£428.50
Chevron Corporation	CVX	NYSE	$111.80
Total S.A.	FP	Euronext Paris	€44.155

[1] For additional information regarding the Relevant Exchanges, please see "Information Relating to the Reference Stocks" beginning on page PS-13.
[2] For each Reference Stock, the Official Closing Price on the Pricing Date.

Trade Date:	October 17, 2014

Pricing Date:	October 17, 2014

Original Issue Date:	October 31, 2014

Final Valuation Date:	October 23, 2015, subject to adjustment as described under "Additional Note Terms—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

Maturity Date:	October 30, 2015. The Maturity Date is subject to adjustment as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Call Feature:	We will automatically call the Notes if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Call Observation Date. If the Notes are automatically called, they will be redeemed on the corresponding Call Payment Date, per $1,000 Principal Amount of Notes, at 100% of their Principal Amount together with any unpaid coupon payment.

Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value plus any unpaid coupon payment.

Final Settlement Value:	**If the Notes are not automatically called you will receive a payment on the Maturity Date calculated as follows, in addition to the final coupon payment:**

- *If a Trigger Event does not occur, 100% of the Principal Amount.*
- *If a Trigger Event occurs, an amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return of the Least Performing Reference Stock. In such a case, you may lose up to 100% of your investment regardless of the performance of the other Reference Stocks.*

Trigger Event:	A Trigger Event occurs if the Official Closing Price of any of the Reference Stocks is below its Trigger Price on the Final Valuation Date.

Trigger Price:	For each Reference Stock, 80% of the Initial Price of that Reference Stock.

Least Performing Reference Stock:	The Reference Stock with the lowest Final Return.
Call Observation Dates:	January 23, 2015, April 23, 2015, July 23, 2015, and October 23, 2015. The Call Observation Dates are subject to postponement as described under "Additional Note Terms—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	January 30, 2015, April 30, 2015, July 30, 2015, and October 30, 2015 (the Maturity Date). The Call Payment Dates are subject to postponement as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Annual Coupon Rate (paid quarterly):	12.00% per annum, to be paid at 3.00% of the Principal Amount per quarter.
Coupon Payment Dates:	January 30, 2015, April 30, 2015, July 30, 2015, and October 30, 2015 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Final Return:	With respect to each Reference Stock, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	With respect to each Reference Stock, its Official Closing Price on the Pricing Date, as set forth in the table on page PS-2 above.
Final Price:	With respect to each Reference Stock, its Official Closing Price on the Final Valuation Date, subject to adjustment as described under "Additional Note Terms—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Official Closing Price:	With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Notes will be its relevant official price of one share on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange's official price determination mechanism, as further described under "Additional Note Terms—Official Closing Price" in the accompanying Stock-Linked Underlying Supplement.
CUSIP/ISIN:	40433BQD3 / US40433BQD37
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors—The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Stocks, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of each Reference Stock is at or above its Initial Price on any Call Observation Date. If the Notes are automatically called, investors will receive, on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount together with any unpaid coupon payment.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus the final coupon payment) determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs, an amount equal to (i) 100% of the Principal Amount multiplied by (ii) the sum of one plus the Final Return of the Least Performing Reference Stock, which will result in a Final Settlement Value less than the Principal Amount.

Coupon

Unless the Notes are automatically called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The expected Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

The Annual Coupon Rate is 12.00% per annum, to be paid in equal quarterly installments.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Price of each of the Reference Stocks will not be below its Trigger Price on the Final Valuation Date.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Price of one or more of the Reference Stocks will be below its Trigger Price on the Final Valuation Date.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Reference Stock on a 1-to-1 basis.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Reference Stock is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer to receive the dividends or other distributions paid on the Reference Stocks.

▶ You prefer a product that provides upside participation in the Reference Stocks, as opposed to the coupon being offered with respect to your Notes.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose your entire initial investment.

The Notes do not guarantee return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and if a Trigger Event occurs on the Final Valuation Date and the Final Return of the Least Performing Reference Stock is negative. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the Final Price of the Least Performing Reference Stock falls to zero. You may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, other than the coupon payments on the Notes. Payment of any amount at maturity is subject to the credit risk of HSBC.

You will not participate in any appreciation in the price of any of the Reference Stocks.

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity or if the Notes are automatically called. Even if the Final Return of each Reference Stock is greater than zero (regardless of whether a Trigger Event has occurred), you will not participate in the appreciation of any Reference Stock. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of any Reference Stock appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Stocks.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to any Reference Stock, your return will be based on the Final Return of the Least Performing Reference Stock.

The performance of any of the Reference Stocks may cause a Trigger Event to occur. If a Trigger Event occurs and the Notes are not automatically called, your return will be based on the Final Return of the Least Performing Reference Stock without regard to the performance of the other Reference Stocks or which Reference Stock caused the Trigger Event to occur. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Reference Stock is negative and a Trigger Event occurs, even if there is an increase in the price of the other Reference Stocks.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

Since the Notes are linked to the performance of more than one Reference Stock, you will be fully exposed to the risk of fluctuations in the prices of each Reference Stock.

Since the Notes are linked to the performance of more than one Reference Stock, the Notes will be linked to the individual performance of each Reference Stock. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Stocks to the same degree for each Reference Stock. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Stocks would not be combined to calculate your return and the depreciation of any of the Reference Stocks would not be mitigated by the appreciation of the other Reference Stocks. Instead, your return would depend on the Least Performing Reference Stock. In addition, to the extent that the Notes are linked to companies that operate in the same industry, it is possible that all of the Reference Stocks may decline due to factors that generally affect that industry.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Stocks and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately three months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such

reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Risks associated with non-U.S. companies.

An investment in securities linked to the value of the common stock of a non-U.S. company, such as BP and FP, involves risks associated with the home country of such non-U.S. company. The prices of such non-U.S. company's common stock may be affected by political, economic, financial and social factors in the home country of such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes.

The foreign securities comprising or relating to a non-U.S. Reference Stock may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

In addition, as to BP and FP, there can be no assurance that any increase or decrease in the prices of their common equity securities on the applicable Relevant Exchange set forth above will be similar to the changes in the prices of their American Depositary Shares (ADSs) that trade on the New York Stock Exchange, and the performance of these securities may be worse than that of their ADSs

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Reference Stock relative to its Initial Price. We cannot predict the Official Closing Price of any of the Reference Stocks on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Least Performing Reference Stock's Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based solely on the terms outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▶ Principal Amount: $1,000

▶ Trigger Price: 80% of the Initial Price of each Reference Stock

▶ Annual Coupon Rate (paid quarterly): 12.00% per annum, to be paid at 3.00% of the Principal Amount per quarter

Least Performing Reference Stock's Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[1]	Hypothetical Final Settlement Value	Hypothetical Total Payments on the Notes	Hypothetical Total Return on the Notes
100.00%	$120.00	$1,000	$1,120.00	12.00%
90.00%	$120.00	$1,000	$1,120.00	12.00%
80.00%	$120.00	$1,000	$1,120.00	12.00%
70.00%	$120.00	$1,000	$1,120.00	12.00%
60.00%	$120.00	$1,000	$1,120.00	12.00%
50.00%	$120.00	$1,000	$1,120.00	12.00%
40.00%	$120.00	$1,000	$1,120.00	12.00%
30.00%	$120.00	$1,000	$1,120.00	12.00%
20.00%	$120.00	$1,000	$1,120.00	12.00%
10.00%	$120.00	$1,000	$1,120.00	12.00%
0.00%	$120.00	$1,000	$1,120.00	12.00%
-10.00%	$120.00	$1,000	$1,120.00	12.00%
-20.00%	$120.00	$1,000	$1,120.00	12.00%
-30.00%	$120.00	$700	$820.00	-18.00%
-40.00%	$120.00	$600	$720.00	-28.00%
-50.00%	$120.00	$500	$620.00	-38.00%
-60.00%	$120.00	$400	$520.00	-48.00%
-70.00%	$120.00	$300	$420.00	-58.00%
-80.00%	$120.00	$200	$320.00	-68.00%
-90.00%	$120.00	$100	$220.00	-78.00%
-100.00%	$120.00	$0	$120.00	-88.00%

[1] The Annual Coupon Rate is 12.00%. If the Notes are held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $120.00, with coupon payments of $30.00 made on each Coupon Payment Date.

Hypothetical Examples of the Final Settlement Value

The three examples below set forth examples of hypothetical Final Settlement Values based on the following assumptions:

▸ Principal Amount of Notes: $1,000

▸ Trigger Price: 80% of the Initial Price of each Reference Stock

▸ Annual Coupon Rate (paid quarterly): 12.00% per annum, to be paid at 3.00% per quarter

▸ Hypothetical Initial Price: £400 with respect to BP, $120 with respect to CVX and €50 with respect to FP

The actual Initial Prices with respect to BP, CVX and FP are set forth on page PS-2 of this document.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Call Payment Date corresponding to a Call Observation Date on which the Notes are automatically called, if applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether the Notes are automatically called and if a Trigger Event occurs and, if so, the Final Return of the Least Performing Reference Stock. You should not take these examples as an indication of potential payments. It is not possible to predict whether the Notes will be automatically called and whether a Trigger Event will occur and, if so, whether and to what extent the Final Return of the Least Performing Reference Stock will be less than zero.

Example 1: The Notes are not automatically called and a Trigger Event occurs. Additionally, the Final Return of the Least Performing Reference Stock is less than zero.

Reference Stock	Initial Price	Final Price
BP	£400.00	£240.00 (60.00% of Initial Price)
CVX	$120.00	$54.00 (45.00% of Initial Price)
FP	€50.00	€49.00 (98.00% of Initial Price)

Since the Final Price of BP and CVX are each below the Trigger Price on the Final Valuation Date, a **Trigger Event occurs**. However, CVX has the lowest Final Return and is the Least Performing Reference Stock.

Therefore, the Final Return of the Least Performing Reference Stock =

$$\frac{\text{Final Price of CVX} - \text{Initial Price of CVX}}{\text{Initial Price of CVX}}$$

= ($54.00 – $120.00) / $120.00= -**55.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Reference Stock)

= $1,000 × (1 + -55%) = **$450.00**

Therefore, with the total coupon payments of $120.00 over the term of the Notes, the total payment on the Notes is $570.00.

Example 2: The Notes are not automatically called and a Trigger Event does not occur.

Reference Stock	Initial Price	Final Price
BP	£400.00	£360.00 (90.00% of Initial Price)
CVX	$120.00	$111.60 (93.00% of Initial Price)
FP	€50.00	€43.50 (87.00% of Initial Price)

Since the Final Price of each Reference Stock was not below its Trigger Price, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payments of $120.00 over the term of the Notes, the total payment on the Notes is $1,120.00.

Example 3: The Notes are automatically called on the first Call Observation Date.

Reference Stock	Initial Price	Official Closing Price on the first Call Observation Date
BP	£400.00	£410.00
CVX	$120.00	$130.00
FP	€50.00	€90.00

Since the Official Closing Price of each of the Reference Stocks was at or above their respective Initial Prices, the Notes were automatically called. Therefore, you would receive on the corresponding Call Payment Date your $1,000 Principal Amount of Notes plus the coupon payment of $30.00 owed to you on that date. As a result, on the first Call Payment Date, you would be entitled to receive a total payment of $1,030.00. Once the Notes are automatically called, the Reference Stocks have no relevance in determining the payment owed to you on the corresponding Call Payment Date.

INFORMATION RELATING TO THE REFERENCE STOCKS

Description of British Petroleum p.l.c.

British Petroleum PLC has stated in its filings with the SEC that it is an international oil and gas company. **The ordinary shares of BP are listed on the London Stock Exchange, which we refer to as the Relevant Exchange for purposes of BP in the Stock-Linked Underlying Supplement.**   Information filed by British Petroleum PLC with the SEC under the Exchange Act can be located by reference to its SEC file number: 333- 179953-or its CIK Code: 0000313807.

Historical Performance of British Petroleum p.l.c.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the Relevant Exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through October 17, 2014. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in pound sterling and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH(£)	QUARTER LOW(£)	QUARTER CLOSE(£)	QUARTER ENDING	QUARTER HIGH(£)	QUARTER LOW(£)	QUARTER CLOSE(£)
December 31, 2008	648.00	495.00	512.00	December 30, 2011	472.35	363.95	460.50
March 31, 2009	657.25	501.50	583.25	March 30, 2012	512.00	455.05	462.55
June 30, 2009	583.00	446.00	464.00	June 29, 2012	473.80	389.50	421.95
September 30, 2009	541.25	370.00	526.00	September 28, 2012	456.00	417.05	436.50
December 31, 2009	566.50	400.00	471.50	December 31, 2012	459.35	416.35	424.80
March 31, 2010	543.75	426.50	477.80	March 29, 2013	482.05	426.60	459.90
June 30, 2010	568.50	459.25	553.00	June 28, 2013	485.00	437.25	455.25
September 30, 2010	613.40	528.00	600.00	September 30, 2013	476.45	430.30	433.10
December 31, 2010	640.10	555.00	623.40	December 31, 2013	494.20	426.55	488.05
March 31, 2011	658.20	296.00	318.90	March 30, 2014	510.00	463.80	480.00
June 30, 2011	438.25	312.65	427.80	June 30, 2014	526.80	467.10	514.90
September 30, 2011	479.00	418.25	465.55	September 30, 2014	521.50	448.10	453.45
				October 17, 2014	455.45	405.35	428.50

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 17, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of BP's ordinary shares from January 1, 2008 through October 17, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 17, 2014 was £428.50. *Past performance of the Reference Stock is not indicative of its future performance.*



Description of Chevron Corporation

Chevron Corporation is an integrated energy company with operations in countries located around the world. The company produces and transports crude oil and natural gas, refines, markets, and distributes fuels, and is involved in chemical operations, mining operations, power generation and energy services. Information filed by CVX with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00368 or its CIK Code: 0000093410.

Historical Performance of Chevron Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the Relevant Exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through October 17, 2014. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
December 31, 2008	95.21	76.41	85.36	December 30, 2011	110.00	86.68	106.40
March 31, 2009	104.62	84.60	99.13	March 30, 2012	112.28	102.08	107.24
June 30, 2009	100.00	77.50	82.48	June 29, 2012	108.79	95.74	105.50
September 30, 2009	83.69	55.50	73.97	September 28, 2012	118.50	103.29	116.56
December 31, 2009	78.44	56.12	67.24	December 31, 2012	118.38	100.66	108.14
March 31, 2010	72.75	63.06	66.25	March 29, 2013	121.56	108.75	118.82
June 30, 2010	73.37	60.88	70.43	June 28, 2013	127.40	114.13	118.34
September 30, 2010	79.82	67.87	76.99	September 30, 2013	127.82	117.25	121.50
December 31, 2010	81.09	69.55	75.83	December 31, 2013	125.65	114.44	124.91
March 31, 2011	83.40	67.80	67.86	March 30, 2014	125.32	109.27	118.91
June 30, 2011	82.19	66.83	81.05	June 30, 2014	133.57	116.55	130.55
September 30, 2011	92.39	80.41	91.25	September 30, 2014	135.10	118.67	119.32
				October 17, 2014	119.35	106.66	111.80

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 17, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of CVX's common stock from January 1, 2008 through October 17, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 17, 2014 was $111.80. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



Description of Total S.A.

Total S.A. has stated in its filings with the SEC that it is a French company that engages in all aspects of the petroleum industry, including upstream operations and downstream operations. The company also produces base chemicals (petrochemicals and fertilizers) and specialty chemicals for the industrial and consumer markets. **The shares of FP are listed on the Euronext Paris, which we refer to as the Relevant Exchange for purposes of FP in the Stock-Linked Underlying Supplement.** Information filed by Total S.A. with the SEC under the Exchange Act can be located by reference to its SEC file number: 333-180967 or its CIK Code: 0000879764.

Historical Performance of Total S.A.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the Relevant Exchange, of the Reference Stock for each quarter in the period from November 1, 2008 through October 17, 2014. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in euros and rounded to the nearest cent. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH (€)	QUARTER LOW(€)	QUARTER CLOSE(€)	QUARTER ENDING	QUARTER HIGH(€)	QUARTER LOW(€)	QUARTER CLOSE(€)
December 31, 2008	59.500	45.450	47.040	December 30, 2011	39.810	31.730	39.500
March 31, 2009	58.250	46.350	54.200	March 30, 2012	42.970	37.020	38.240
June 30, 2009	54.240	40.500	42.580	June 29, 2012	39.400	33.420	35.500
September 30, 2009	44.550	31.520	38.910	September 28, 2012	41.995	34.505	38.600
December 31, 2009	42.465	34.250	37.425	December 31, 2012	40.110	36.925	39.010
March 31, 2010	42.455	34.720	38.480	March 29, 2013	40.820	37.040	37.355
June 30, 2010	42.450	35.750	40.605	June 28, 2013	40.400	35.175	37.505
September 30, 2010	45.785	39.005	45.005	September 30, 2013	43.785	36.615	42.895
December 31, 2010	46.735	40.050	42.980	December 31, 2013	45.670	41.050	44.530
March 31, 2011	44.625	36.210	36.965	March 30, 2014	48.250	41.310	47.600
June 30, 2011	41.000	35.655	37.805	June 30, 2014	54.710	47.310	52.780
September 30, 2011	41.275	36.910	39.650	September 30, 2014	53.650	47.145	51.450
				October 17, 2014	51.290	40.565	44.155

* This pricing supplement includes information for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 17, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the daily performance of FP's shares from January 1, 2008 through October 17, 2014 based on closing price information from the Bloomberg Professional® service. The market price of the Reference Stock on October 17, 2014 was €44.155. **Past performance of the Reference Stock is not indicative of its future performance.**



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated using the actual number of days in the applicable Coupon Payment Period, and on the basis of a 360-day year In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Reference Stock, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to a Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Stock on the scheduled trading day preceding the date of acceleration, the determination of such Reference Stock's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to any of the other Reference Stocks occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the page PS-2 of this document, which will be more than three business days following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any of the issuers of the Reference Stocks would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the issuers of the Reference Stocks were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of the Reference Stocks and consult your tax advisor regarding the possible consequences to you if one or more of the issuers of the Reference Stocks is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the 12.00% Annual Coupon Rate on the Notes among interest on the Deposit and Put Premium, 0.54% constitutes interest on the Deposit and 11.46% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Foreign Account Tax Compliance Act. Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and the IRS have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

Pricing Supplement

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$250,000 Autocallable Yield Notes

October 17, 2014

PRICING SUPPLEMENT